PRIMERO REPORTS THIRD QUARTER 2014 RESULTS;

ON-TRACK TO MEET 2014 GUIDANCE

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the third quarter 2014 management’s discussion and analysis (MD&A) and unaudited financial statements for more information.)

Toronto, Ontario, November 6, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operational and financial results for the third quarter ended September 30, 2014.

Third Quarter Highlights:

  On-track to Meet 2014 Production Guidance: Production increased by 42% to 59,673 gold equivalent ounces1, compared to 41,998 gold equivalent ounces in the same period of 2013. Year to date gold equivalent production totals 162,845 ounces.

  In-Line Cash Costs and All-In Sustaining Costs: Cash costs2 of $689 per gold equivalent ounce and all-in sustaining costs3 of $1,154 per ounce are all in-line with previously reported annual guidance.

  San Dimas Continues to Deliver: San Dimas produced 37,385 gold equivalent ounces (29,176 ounces of gold and 1.41 million ounces of silver) at $690 per gold equivalent ounce.

  Black Fox Shows Progress: Black Fox production increased by 30% over the previous quarter to 22,288 ounces of gold at 31% lower cash costs of $688 per ounce.

  Strong Operating Cash Flow: Strong third quarter operating cash flow before changes in working capital4 of $21.7 million ($0.14 per share). The Company reported adjusted net income5 of $0.3 million ($0.00 per share) and a net loss of $105.9 million ($0.66 per share) in Q3 2014, including a goodwill impairment charge of $99.0 million relating to the Brigus acquisition.

  San Dimas Expansion to 3,000 TPD Announced: The Company announced a further expansion of the San Dimas mine and mill to 3,000 tonnes per day (“TPD”) during the quarter6.

“Our third quarter results reflect our current focus on production expansion and optimization at our producing mines,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “The San Dimas mine successfully delivered at its expanded rate of 2,500 tonnes per day of ore during the third quarter. The San Dimas mill throughput was impacted slightly by power interruptions as a result of high rainfall in July. We saw important progress at the Black Fox mine during the third quarter, with 30% higher production and 31% lower cash costs compared to the prior quarter. Despite this improvement and in light of the impairment and lower precious metals environment we will be reducing our capital expenditures at the Black Fox mine for 2015 and will ensure it is a profitable and self-sustaining operation next year. At a corporate level we are stream-lining our operations by closing our Vancouver office, incurring some one-time closure expenses during the third quarter. We enter the fourth quarter well positioned to deliver on our 2014 production guidance of 220,000 to 240,000 gold equivalent ounces, an approximately 38% increase over 2013.”

San Dimas Delivers on Production; Black Fox Shows Positive Progress

The Company produced a total of 59,673 gold equivalent ounces in Q3 2014, a 42% increase compared to 41,998 gold equivalent ounces in Q3 2013. Gold and silver production was 51,464 ounces and 1.41 million ounces, respectively, in Q3 2014 compared to 31,791 ounces and 1.62 million ounces in Q3 2013. This resulted in year to date total production of 162,845 gold equivalent ounces.

The Company incurred combined total cash costs per gold equivalent ounce of $689 for Q3 2014, compared to $516 for Q3 2013. All-in sustaining costs per ounce were $1,154 for Q3 2014, compared to $974 in Q3 2013. Year to date total cash costs per gold equivalent ounce and total all in sustaining costs are $682 and $1,232, respectively.

San Dimas produced 37,385 gold equivalent ounces (29,176 ounces of gold and 1.41 million ounces of silver) during the third quarter of 2014, an 11% decrease from the same period in 2013. The decrease in production was mainly due to lower grades and lower recoveries when comparing the same periods. The San Dimas mine plan included lower grades in the second half of 2014 and the lower recoveries are a short-term impact of the overhaul of the leaching tanks associated with the expansion to 2,500 TPD being completed, expected during the fourth quarter.

San Dimas total cash costs on a gold equivalent and by-product basis in the third quarter 2014 were $690 and $526 per ounce, respectively, compared to $516 and $252 per ounce, respectively, in Q3 2013. The higher cash costs per ounce were mainly due to the 11% decrease in gold equivalent ounces produced and 19% increase in cash operating costs, mainly attributable to higher labour and contractor costs. All-in sustaining costs at San Dimas were $919 per ounce in the third quarter 2014, compared with $751 per ounce in the same period of 2013.

Black Fox produced 22,288 ounces of gold during the third quarter of 2014, a 30% increase in production compared to the previous quarter. The third quarter represented only the second full quarter for which the Company owned the Black Fox Mine. The Company maintains its annual production guidance at Black Fox of between 65,000 and 75,000 gold ounces.

Black Fox total cash costs per gold ounce decreased by 31% to $688 in Q3 2014 from $998 in Q2 2014, due to higher production and cost-optimization programs that Primero has introduced. The Black Fox mine incurred all-in sustaining costs per gold ounce of $1,202 in Q3 2014, compared to $1,771 in Q2 2014 mainly due to the same reasons. The overall strip ratio during the third quarter was 7:1, resulting in $68 per ounce of capitalized waste being included in the all-in sustaining costs.

Cash Flow Remains Strong

Revenue in the third quarter of 2014 was $75.5 million, 40% higher than the same period in 2013, as a result of selling 51,701 ounces of gold at an average realized price of $1,251 per ounce, and 1.46 million ounces of silver at an average realized price of $7.43 per ounce7. Revenue was $53.8 million in the third quarter of 2013 from selling 30,261 ounces of gold at an average realized price of $1,338 per ounce, and 1.58 million ounces of silver at an average realized price of $8.42 per ounce.

Gold produced at Black Fox is subject to a gold purchase agreement8 and as a result 1,556 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $509 per ounce in Q3 2014. Silver produced at San Dimas is subject to a silver purchase agreement7 and as a result 1.17 million ounces of silver were sold to Silver Wheaton Caymans (“Silver Wheaton”) at a fixed price of $4.20 per ounce and 289,957 ounces of silver were sold at an average spot price of $20.44, compared to 1.18 million ounces at $4.16 per ounce and 395,570 ounces at an average spot price of $21.18 in Q3 2013.

The annual silver threshold under the silver purchase agreement was reset on August 6, 2014 and increased from 3.5 million ounces to 6.0 million ounces. The Company anticipates that the expansion of the San Dimas mill to 3,000 tonnes per day (“TPD”) by mid-2016 will raise its exposure to spot silver sales to beyond the level achieved in 2014, despite the higher annual silver threshold.

Operating cash flow before working capital changes in the third quarter of 2014 was $21.7 million ($0.14 per share), compared to $20.9 million ($0.18 per share) in the third quarter of 2013. Cash flow was impacted by a delay in Mexican VAT refund, which has historically been refunded in a 4 month period, and is currently 10 months outstanding. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. As at September 30, 2014, the Company was owed $24.6 million in VAT refunds in Mexico, compared with $10.1 million at December 31, 2013. The Company is working with its advisors and the authorities to expedite returns of VAT refunds.

The Company incurred a net loss of $105.9 million ($0.66 per share) in Q3 2014, including a goodwill impairment charge of $99.0 million relating to the Brigus acquisition, compared to net income of $10.1 million ($0.09 per share) in Q3 2013. Goodwill of $99 million arose on the Brigus acquisition, largely because the share price consideration increased from the date of announcement to the date of acquisition (Cdn$5.22 per share to Cdn$7.50 per share). An extensive valuation process on the Black Fox complex is still ongoing, but work performed to date indicates the goodwill value cannot be supported and as a result the Company has recorded an impairment.

Adjusted net income was $0.3 million ($0.00 per share) for Q3 2014, which excludes the impact of the $99.0 million impairment related to the Brigus acquisition, foreign exchange rate changes on deferred tax balances, office closure costs and transaction costs, compared with adjusted net income of $11.0 million ($0.09 per share) for the same period in 2013, which excluded the impact of foreign exchange rate changes on deferred tax balances and transaction costs. The third quarter 2014 adjusted net income includes $15.3 million ($0.10 per share) more in depreciation and depletion expense than the third quarter of 2013, mainly as a result of the addition of Black Fox.

Revenue for the nine months ended September 30, 2014 was $203.4 million as a result of selling 130,880 ounces of gold at an average realized price of $1,266 per ounce, and 4.39 million ounces of silver at an average realized price of $8.61 per ounce. Revenue was $152.6 million for the same period in 2013 from selling 80,689 ounces of gold at an average realized price of $1,445 per ounce and 4.48 million ounces of silver at an average realized price of $8.03 per ounce.

Operating cash flow before working capital changes for the nine months ended September 30, 2014 was $53.9 million ($0.36 per share), compared to $56.9 million ($0.54 per share) in the same period of 2013, primarily as a result of higher sales volumes being offset by lower commodity prices, higher operating expenses and higher shares outstanding primarily as a result of the Brigus transaction.

The Company generated a net loss of $114.4 million ($0.76 per share) for the nine months ended September 30, 2014 compared with net income of $31.6 million ($0.30 per share) for the nine months ended September 30, 2013. An impairment charge in Q3 2014 related to the Brigus acquisition plus higher sales volumes were offset by lower commodity prices and higher operating expenses and depreciation and depletion The adjusted net loss, which primarily excludes the goodwill impairments charge, transaction costs associated with the Brigus transaction, the impact of foreign exchange changes on deferred tax balances and the Vancouver office closure costs, was $1.6 million ($0.01 per share) for the nine months ended September 30, 2014, compared with adjusted net income of $37.1 million ($0.35 per share) for the same period in 2013 which primarily excluded the accrual for historical social security premiums and the impact of foreign exchange changes on deferred tax balances.

Liquidity Position

The Company’s current liquidity position is $67.1 million, comprising cash of $22.1 million at September 30, 2014 and $45.0 million being the undrawn portion of the Company’s credit facility. The cash balance of $22.1 million does not include restricted cash of $18.3 million (closure bond for Black Fox) and reflects the delayed Mexican VAT refunds in Mexico. The Company’s cash position is down from the June 30, 2014 balance of $44.2 million mainly as a result of lower commodity prices and investing $30.1 million in capital and exploration expenditures.

The Company expects to be able to meet all of its commitments and fulfill its exploration and capital expenditure plans for 2014 from its cash balances, operating cash flows and credit facility. Management’s goal is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans.

Outlook Maintained for 2014

Primero maintains its 2014 production guidance of between 220,000 and 240,000 gold equivalent ounces at cash costs between $675 and $725 per gold equivalent ounce.

Outlook 2014	Black Fox	San Dimas	Total
Attributable gold equivalent production[1] (gold equivalent ounces)	65,000-75,000	155,000-165,000	220,000-240,000
Gold Production (ounces)	65,000-75,000	120,000-130,000	185,000-205,000
Silver Production[7] (million ounces)		6.1-6.3	6.1-6.3
Total cash costs[2] (per gold equivalent ounce)	$850-$900	$600-$650	$675-$725
All-in Sustaining Costs[3] (per gold ounce)	$1,400-$1,450	$750-$800	$1,175-$1,225

Material assumptions used to forecast total cash costs for the third and fourth quarters of 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

San Dimas Expansion to 3,000 TPD Construction Decision

The Company has been committed to expanding and optimizing the San Dimas operation since its acquisition in 2010. The Company increased production by over 40% to the end of 2013 as a result of optimization, reserve and resource growth and the implementation of long-hole mining.

The Company completed phase one of the expansion of San Dimas mill to 2,500 TPD during the first quarter of 2014, which is expected to result in a further 15% growth in production in 2014.

The Company announced on August 7, 2014 that it had approved the second phase of the San Dimas expansion to 3,000 TPD6. The preliminary scoping study completed by the Company shows an attractive after-tax internal rate of return and a payback period of less than 12 months after project completion.

Annual production after project completion is expected to increase by more than 25% over 2014 levels to approximately 215,000 gold equivalent ounces. Cash costs are also expected to drop by approximately $50 per ounce from current levels. Another important feature of the expansion to 3,000 TPD is that it increases the Company’s exposure to spot silver sales as it coincides with the increase in the annual silver threshold of the San Dimas silver purchase agreement.

As a part of the ongoing optimization of San Dimas the Company is currently trialing the implementation of two 12-hour shifts, 7 days per week at the San Dimas mine, representing a significant opportunity to improve productivity from the current three 8-hour shifts, 5.5 days per week. It is also working on increasing the number of drill blasts per shift, which has historically been at 1 to 1.5 blasts per shift, with an objective to increase to two or more blasts per shift in the near-term.

The Company is also in the process of completing internal tunnels that connect the existing main mining area (Central Block) with the new high-grade area of mineralization (Sinaloa Graben). These tunnels will allow for shortened hauling routes, reducing costs and improving productivity. The Company has also been reducing the number of trucks, by up-sizing trucks from 20 to 30 tonne capacity.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, November 6, 2014 at 10:00 a.m. ET to discuss the second quarter operating and financial results.

This release should be read in conjunction with Primero’s third quarter 2014 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

Participants may join the call by dialing North America toll free 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S. and entering the participant passcode 7187630#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=856534&s=1&k=7C94A9C584D5C402F1FBF06B2FF30A3A

A recorded playback of the call will be available until, Friday, February 5, 2015 by dialing North America toll free 1 (888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 7187630#.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2014 for San Dimas was based on realized prices of $1,275 per ounce of gold and $7.43 per ounce of silver. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2014 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s third quarter 2014 financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the third quarter 2014 MD&A for a reconciliation of operating cash flows to GAAP.

(5) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2014 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(6) Refer to the August 7, 2014 news release titled “Primero Announces Expansion of its San Dimas Mine To 3,000 TPD” as filed on SEDAR at www.sedar.com.

(7) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(8) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2014, the cash costs and all-in sustaining costs for 2014; the capital expenditures in 2014; the Company’s intentions and expectations respecting the expansion of San Dimas production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2014; the amount of ore from the Company’s operations in 2014; three-year plan forecasts; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the Company will be in a position to make a decision respecting the construction of Cerro del Gallo when anticipated and that such decision will be positive; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2014¹	2013	2014¹	2013
Key Performance Data
Tonnes of ore milled	442,739	199,812	1,110,083	585,304
Produced
Gold equivalent (ounces)	59,673	41,998	162,845	108,743
Gold (ounces)	51,464	31,791	133,803	82,886
Silver (million ounces) Sold	1.41	1.62	4.40	4.45
Gold equivalent (ounces)	60,209	40,210	160,249	106,239
Gold (ounces)	51,701	30,261	130,880	80,689
Silver (million ounces)	1.46	1.58	4.39	4.48
Average realized prices
Gold ($/ounce)²	$1,251	$1,338	$1,266	$1,445
Silver($/ounce)²	$7.43	$8.42	$8.61	$8.03
Average gold London PM fix	$1,282	$1,326	$1,288	$1,456
Totalcash costs (per gold ounce)
Gold equivalent basis	$689	$516	$682	$580
By-product basis	$596	$252	$546	$330
All-in sustaining costs(per gold ounce)	$1,154	$974	$1,232	$955

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	75,503	53,793	203,441	152,589
Earnings from mine operations	6,184	22,960	34,125	62,259
Net (loss) income	(105,904)	10,080	(114,420)	31,645
Adjusted net income (loss)	259	10,959	(1,572)	37,098
Basic (loss) income per share	(0.66)	0.09	(0.76)	0.30
Diluted (loss) income per share	(0.66)	0.09	(0.76)	0.30
Adjusted net income (loss) per share	0.00	0.09	(0.01)	0.35
Operating cash flows before working capital changes	21,704	20,926	53,855	56,935
Assets
Mining interests	963,944	612,798	963,944	612,798
Total assets	1,092,367	783,883	1,092,367	783,883
Liabilities
Long-term liabilities	184,540	49,392	184,540	49,392
Total liabilities	240,539	87,724	240,539	87,724
Equity	851,828	696,159	851,828	696,159
Weighted average shares outstanding (basic) (000's)	159,961	115,546	149,719	106,082
Weighted average shares outstanding (diluted) (000's)	159,961	115,782	149,719	106,491

(1)	Includes the results for the period for which the Black Fox Complex, acquired on March 5, 2014, was owned by Primero (March 5, 2014 to March 31, 2014).
(2)

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton at the San Dimas mine.

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended		Nine months ended
	30-Sep-14	30-Sep-13	30-Sep-14	30-Sep-13
Key Performance Data
Tonnes of ore mined	229,589	198,222	643,646	586,894
Tonnes of ore milled	219,656	199,812	637,056	585,304
Average millhead grade (grams/tonne)
Gold	4.34	5.08	4.69	4.52
Silver	216	265	235	248
Average recovery rate (% )
Gold	95%	97%	94%	98%
Silver	92%	95%	92%	95%
Produced
Gold equivalent (ounces)	37,385	41,998	119,295	108,743
Gold (ounces)	29,176	31,791	90,253	82,886
Silver (million ounces)	1.41	1.62	4.40	4.45
Sold
Gold equivalent (ounces)	40,221	40,210	117,885	106,239
Gold (ounces)	31,713	30,261	88,515	80,689
Silver at fixed price (million ounces)	1.17	1.18	3.14	3.48
Silver at spot (million ounces)	0.29	0.40	1.24	1.00
Average realized price (per ounce)
Gold	$1,275	$1,338	$1,286	$1,445
Silver	$7.43	$8.42	$8.61	$8.03
Total cash costs (per gold ounce)
Gold equivalent basis	$690	$516	$619	$580
By-product basis	$526	$252	$398	$330
All-in sustaining costs (per ounce)¹	$919	$751	$798	$753

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s third quarter 2014 MD&A for a reconciliation to operating expenses.

Black Fox

		For the		For the
	Three months	period	Three months	period	Three months
	ended	March 5, 2014 -	ended	March 5, 2014 -	ended
	30-Sep-14	Sep 30, 2014	30-Jun-14	March 31, 2014	30-Sep-13
Key Performance Data
Open pit mining
Tonnes of ore mined	232,985	535,436	247,029	55,422	152,709
Strip ratio	6.78	8.00	8.10	12.66	16.26
Average grade (grams/tonne)
Gold	2.61	2.21	1.85	2.17	2.88
Underground mining
Tonnes of ore mined	20,880	70,715	41,739	8,096	74,628
Average grade (grams/tonne)
Gold	5.78	4.91	4.33	5.65	5.69
Open pit and underground
Tonnes of ore milled	223,083	473,027	209,948	39,996	207,559
Average millhead grade(grams/tonne	3.24	3.01	2.69	3.36	4.34
Average recovery rate (% )
Gold	96%	95%	95%	95%	94%
Produced
Gold (ounces)	22,288	43,550	17,166	4,096	27,174
Sold
Gold at spot price (ounces)	18,432	39,160	15,720	5,008	25,963
Gold at fixed price (ounces)	1,556	3,205	1,334	315	2,381
Average realized price (per ounce)
Gold	$1,212	$1,224	$1,224	$1,272	$1,301
Total cash costs (per gold ounce)¹	$688	$854	$998	$1,154	$615
All-in sustaining costs (per ounce)²	$1,202	$1,453	$1,771	$1,480	$905

(1)

The Company reports total cash costs on a production basis, where the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s third quarter 2014 MD&A for a reconciliation to operating expenses.

PRIM ERO M INING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

THREE AND NINE MONTHS ENDED SEPTEMBER 30,  2014 AND 2013
(In thousands of  United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	75,503	53,793	203,441	152,589
Operating expenses	(44,502)	(21,316)	(112,572)	(64,592)
Depreciation and depletion	(24,817)	(9,517)	(56,744)	(25,738)
Total cost of sales	(69,319)	(30,833)	(169,316)	(90,330)
Earnings from mine operations	6,184	22,960	34,125	62,259
Goodwill impairment charge	(98,961)	-	(98,961)	-
Exploration expenses	(1,205)	-	(1,239)	-
General and administrative expenses	(5,854)	(7,086)	(29,698)	(16,789)

(Loss) earnings from operations	(99,836)	15,874	(95,773)	45,470
Transaction costs and other expenses	(1,120)	(591)	(8,884)	(6,673)
Foreign exchange gain (loss)	2,579	(256)	(30)	(966)
Finance income	78	62	262	213
Finance expense	(2,309)	44	(4,617)	(880)
Share of equity-accounted investment results	(150)	(93)	(829)	(93)
Gain on derivative liability	2,179	-	2,464	-

(Loss) earning sbefore income taxes	(98,579)	15,040	(107,407)	37,071

Income tax expense	(7,325)	(4,960)	(7,013)	(5,426)

Net (loss) income for the period	(105,904)	10,080	(114,420)	31,645
Other comprehensive income Items not subsequently reclassified to profit or loss:
Exchange differences on translation of
foreign operations	(1,870)	(35)	(282)	(3,825)
Items that may be subsequently reclassified to profit or loss:
Mark-to-market losses on available-for- sale securities	(95)	-	(444)	-
Total comprehensive (loss) income for the period	(107,869)	10,045	(115,146)	27,820

Basic (loss) income per share	(0.66)	0.09	(0.76)	0.30
Diluted (loss) income per share	(0.66)	0.09	(0.76)	0.30

Weighted average number of common shares outstanding
Basic	159,960,683	115,545,882	149,719,306	106,082,035
Diluted	159,960,683	115,782,134	149,719,306	106,491,469

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEM ENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)

	September 30,	December 31,
	2014	2013
	$	$

Assets
Current assets
Cash and cash equivalents	22,056	110,711
Trade and other receivables	4,340	4,794
Taxes receivable	25,892	10,224
Prepaid expenses	8,985	7,729
Inventories	20,278	12,171
Total current assets	81,551	145,629

Non-current assets
Restricted cash	18,278	-
Mining interests	963,944	636,253
Deferred tax asset	15,493	17,898
Inventories	11,857	-
Equity investment	561	1,042
Available for sale investment	683	-
Total assets	1,092,367	800,822

Liabilities
Current liabilities
Trade and other payables	44,411	33,958
Taxes payable	5,524	6,735
Current portion of long-term debt	6,064	5,000
Total current liabilities	55,999	45,693

Non-current liabilities
Taxes payable	11,454	8,456
Deferred tax liability	52,894	47,660
Decommissioning liability	32,201	8,730
Long-term debt	80,922	22,214
Other long-term liabilities	5,838	6,979
Derivative liability	1,231	-
Total liabilities	240,539	139,732

Equity
Share capital	853,777	553,518
Warrant reserve	34,782	34,237
Share-based payment reserve	20,598	15,518
Accumulated other comprehensive income	(5,370)	(4,644)
Retained earnings	(51,959)	62,461
Total equity	851,828	661,090
Total liabilities and equity	1,092,367	800,822

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASHFLOWS
THREE AND NINE MONTHS ENDED SEPTEM BER 30, 2014 AND 2013
(In thousands of United States dollars)
(Unaudited)

	September 30,		September 30,
	2014	2013	2014	2013

Operating activities
(Loss) earnings before income taxes	(98,579)	15,040	(107,407)	37,071
Adjustments for:
Goodwill impairment charge	98,961	-	98,961	-
Depreciation and depletion	24,817	9,517	56,744	25,738
Payments relating to decomissioning liability	-	-	-	(52)
Share-based payments -Stock Option plan	341	54	824	162
Share-based payments -Phantom Share Unit plan	(1,334)	3,872	9,889	6,031
Payments made under the Phantom ShareUnit Plan	(336)	(7,099)	(9,490)	(12,886)
Unrealized loss on equity accounted investment	150	93	829	93
Unrealized gain on derivative liability	(2,179)	-	(2,465)	-
Losson disposal of assets	102	-	1,317	165
Losson write-down of inventory	525	-	1,750	-
Unrealized foreign exchange (gain) loss	(2,385)	(84)	97	830
Taxes paid	(610)	(361)	(1,549)	(884)
Other adjustments
Finance income (disclosed in investing activities)	(78)	(62)	(262)	(213)
Finance expense	2,309	(44)	4,617	880
Operating cash flow before working capital changes	21,704	20,926	53,855	56,935

Changes in non-cash working capital	(9,682)	(5,144)	(36,889)	(13,330)
Cash provided by operating activities	12,022	15,782	16,966	43,605

Investing activities
Expenditures on mining interests	(30,087)	(21,533)	(80,880)	(46,255)
Acquisition of Brigus Gold Corp (net)	-	-	(7,773)	-
Acquisition of Cerro ResourcesNL	-	-	-	(3,372)
Equity investment in Santana Minerals Limited	(355)	-	(355)	(1,062)
Interest received	78	62	262	213
Cash used in investing activities	(30,364)	(21,471)	(88,746)	(50,476)

Financing activities
Repayment of debt	(1,183)	-	(57,545)	(7,786)
Proceeds on exercise of options	510	1,006	9,873	1,916
Proceeds on issuance of flow-through shares	-	-	8,037	-
Interest paid	(2,239)	-	(3,817)	-
Drawdown of line of credit, net of transaction costs	(561)	-	27,632	-
Cash (used in) provided by financing activites	(3,473)	1,006	(15,820)	(5,870)

Effect of foreign exchange rate changes on cash	(297)	2	(1,055)	(794)

(Decrease) increase in cash	(22,112)	(4,681)	(88,655)	(13,535)
Cash and cash equivalents, beginning of period	44,168	130,390	110,711	139,244
Cash, end of period	22,056	125,709	22,056	125,709